

VIA FACSIMILE AND U.S. MAIL

July 31, 2007

Phyllis A. Knight
Executive Vice President, Treasurer and Chief Financial Officer
Champion Enterprises, Inc.
2701 Cambridge Court, Suite 300
Auburn Hills, Michigan 48326

> **RE:** **Champion Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 1-9751**

Dear Ms. Knight:

We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Selected Financial Information, page 19

2. Please tell us how you determined that it was appropriate to include your loss (gain) on debt retirement as a component of operating income (loss) instead of including it around net interest expense in your income statements. Please cite the accounting literature used to support your conclusion.

Financial Statements

Note 8 – Goodwill, page F-24

3. Please disclose goodwill for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit, please disclose the unallocated amount and the reasons that amount has not been allocated. See paragraph 45 of SFAS 142.

Form 10-Q for the Quarter Ended June 30, 2007

Note 6 – Debt, page 8

4. You indicate that as of June 30, 2007, you were in compliance with all restated credit agreement covenants. However, in your Form 10-Q for the quarter ended March 31, 2007 and your Form 10-K for the year ended December 31, 2006, you indicate that you will likely be unable to remain in compliance with the current covenants during 2007. Please confirm that as of June 30, 2007 that you will likely be able to remain in compliance with the current covenants during 2007. Otherwise, if you will likely be unable to remain in compliance with the current covenants during 2007, please tell us why you believe your presentation of debt as non-current on the balance sheet is appropriate. Please also tell us why you thought that it was appropriate to present your debt as non-current in your balance sheet as of December 31, 2006 and March 31, 2007. Refer to EITF 86-30 and paragraph 7 of ARB 43, Chapter 3A, as amended by SFAS 78. Additionally, in future filings, please disclose the consequences for a breach of your covenants, regardless of your ability or intention to cure the violation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 16

5. Your Form 10-Q for the quarter ended June 30, 2007 does not discuss the business reasons for the changes in general corporate expenses line item between periods in MD&A. This line item is a reconciling item between your segment income measures and pretax income (loss) from continuing operations in the

segment footnote. Please discuss the business reasons for the changes in this line item for all periods presented in MD&A wherever you discuss segment results.

6. You indicate that pro forma operating income for the three and six months ended June 30, 2007 would have decreased by 20% and 82%, respectively, versus the three and six months ended July 1, 2006, compared to decreases of 12% and 77% reported in the table. It is not appropriate to discuss pro forma results below the gross profit line item. A discussion of pro forma operating income can be misleading because you cannot meaningfully or accurately depict what operating results would have been had the acquisitions occurred at the earlier date. Please revise your MD&A to discuss pro forma results through gross profit only and to remove your discussion of pro forma operating income.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief